UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 6)

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

ATS Corporation

(Name of Subject Company)

ATS Corporation

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

00211E104

(CUSIP Number of Class of Securities)

Pamela Little

Co-Chief Executive Officer and Chief Financial Officer

ATS Corporation

7925 Jones Branch Drive

McLean, VA 22102

Telephone: (571) 766-2400

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Squire Sanders (US) LLP

1200 19th Street, NW
Suite 300
Washington, D.C. 20036

Attention: James J. Maiwurm

Telephone: (202) 626-6600

 Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments and supplements thereto, the “Schedule 14D-9”) filed by ATS Corporation, a Delaware corporation (“ATS” or the “Company”) with the Securities and Exchange Commission (the “SEC”) on February 29, 2012, as amended by Amendment No. 1 to the Schedule 14D-9 filed on March 6, 2012, Amendment No. 2 to the Schedule 14D-9 filed on March 9, 2012, Amendment No. 3 to the Schedule 14D-9 filed on March 16, 2012, Amendment No. 4 to the Schedule 14D-9 filed on March 23, 2012 and Amendment No. 5 to the Schedule 14D-9 filed on March 28, 2012. The Schedule 14D-9 relates to the tender offer by Atlas Merger Subsidiary, Inc., a Delaware corporation (the “Offeror”) and wholly owned subsidiary of Salient Federal Solutions, Inc., a Delaware corporation (“Parent”), to purchase all outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), at $3.20 per Share in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 28, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by the Offeror and Parent with the SEC on February 28, 2012, as amended by the Amendment No. 1 to the Schedule TO filed on March 1, 2012, the Amendment No. 2 to the Schedule TO filed on March 6, 2012, the Amendment No. 3 to the Schedule TO filed on March 9, 2012, the Amendment No. 4 to the Schedule TO filed on March 16, 2012, the Amendment No. 5 to the Schedule TO filed on March 23, 2012, the Amendment No. 6 to the Schedule TO filed on March 28, 2012 and the Amendment No. 7 to the Schedule TO filed on March 30, 2012. The Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

ITEM 8 ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end of Item 8:

“Completion of the Offer

On March 30, 2012, the Company and Parent issued a press release announcing that at 11:59 pm, New York City time, on Thursday, March 29, 2012, the Offer expired as scheduled. The Offer was not further extended. Approximately 22,552,686 shares of the Company Common Stock were tendered and not validly withdrawn prior to the expiration of the Offer, including approximately 215,861 shares subject to guaranteed delivery procedures. The Offeror has accepted all tendered and not validly withdrawn shares of the Company Common Stock for payment. The shares of the Company Common Stock tendered and not validly withdrawn represent approximately 97% of the outstanding shares of the Company Common Stock. A copy of the press release announcing the expiration of the Offer is filed as Exhibit (a)(13) hereto and is incorporated herein by reference.

Upon acceptance of such shares, Offeror owned more than 90% of the outstanding shares of the Company Common Stock and the Offeror is expected to complete the acquisition of the Company on March 30, 2012 through the short-form merger procedure under the DGCL, without a vote or meeting of the Company’s shareholders.”

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ITEM 9.   EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(13)	Joint Press Release issued by ATS Corporation and Salient Federal Solutions on March 30, 2012.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ATS Corporation

By:	/s/ Pamela A. Little
	Name:	Pamela A. Little
	Title:	Co-Chief Executive Officer and Chief Financial Officer

Dated: March 30, 2012

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